
April 30, 2020

Robert Bubeck
President and Principal Executive Officer
Allure Worldwide, Inc.
18731 SE River Ridge
Tequesta, FL 33469

> **Re: Allure Worldwide, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed April 15, 2020**
> **File No. 333-234815**

Dear Mr. Bubeck:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2020 letter.

Amendment to Form S-1 filed April 15, 2020

The Offering, page 7

1. We note no revisions have been made in response to prior comment 4; therefore, we reissue the comment. Please revise to add the following two sentences which were deleted to the bottom of the third paragraph on page 8 in The Offering section "Unless 80% of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the Deposited Funds (without interest) and none of the Deposited Securities will be issued to investors. In the event an acquisition is not consummated within 18 months of the effective date of this prospectus, the net Deposited Funds will be returned on a pro rata basis to all investors."

Part II
Exhibits and Financial Statement Schedules, page II-2

2.   Please file a copy of the executed escrow agreement as an exhibit to the registration statement. We may have further comment.

Exhibit 23, page II-2

3.   Please obtain and file as Exhibit 23 an updated consent from your independent auditors. To the extent the consent references a specific amendment, please ensure that it references the current amendment.

Signatures, page II-5

4.   Please revise to add the following statement, in the appropriate location, on your signatures page "Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated."

  You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elaine A. Dowling, Esq.